Exhibit 99.2

NFT LIMITED

Office Q 11th Floor, Kings Wing Plaza 2,

No. 1 Kwan Street, Sha Tin, New Territories, Hong Kong

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

To Be Held at 10:00 a.m. on April 17, 2026 EST

(Record Date – April 6, 2026)

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Yanying Wang as proxy of the undersigned, with full power to appoint his substitute, and hereby authorizes him to represent and to vote all the shares of stock of NFT Limited (“we,” “us,” or the “Company”), which the undersigned is entitled to vote, as specified below on this card, at the 2026 Extraordinary General Meeting of the Company on April 17, 2026, at 10:00 a.m., EST, at Office Q 11th Floor, Kings Wing Plaza 2, No. 1 Kwan Street, Sha Tin, New Territories, Hong Kong, and at any adjourned or postponement thereof.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE RECOMMENDATION OF THE BOARD OF DIRECTORS FOR EACH OF THE PROPOSALS. This proxy authorizes the above designated proxy to vote in his discretion on such other business as may properly come before the meeting or any adjournments or postponements thereof.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE

“FOR” THE PROPOSALS NO. 1 TO NO. 7 SET FORTH BELOW.

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK

PROPOSAL 1: As a special resolution, subject to all further requirements prescribed by sections 14, 14A and 14B of the Companies Act of the Cayman Islands (As Revised) (the “Companies Act”) relating to share capital reductions supported by solvency statements being complied with, that (together, the “Share Capital Reduction and Reorganization”):

Share Capital Reduction

a. the par value of each issued and outstanding Class A Ordinary Share of a nominal or par value of US$0.005 each and Class B Ordinary Share of a nominal or par value of US$0.005 each, in each case, in the share capital of the Company, be reduced to US$0.0005 by cancelling US$0.0045 of the paid-up capital on each of the issued and outstanding Class A Ordinary Shares and Class B Ordinary Shares (the “Share Capital Reduction”);

b. following the Share Capital Reduction, the amount deemed to be paid up on each issued and outstanding share of the Company shall be US$0.0005;

c. the credit arising from the Share Capital Reduction be transferred to a distributable reserve account of the Company which may be utilised by the Company as the board of directors of the Company may deem fit and as permitted under the Companies Act, the Company’s first amended and restated memorandum and articles of association (as further amended, restated or amended and restated, from time to time), and all relevant applicable laws, including, without limitation, eliminating or setting off any accumulated losses of the Company (if any) from time to time;

Share Capital Subdivision

d. immediately following the Share Capital Reduction:

i. each authorised but unissued Class A Ordinary Share of a nominal or par value of US$0.005 each be subdivided into 10 Class A Ordinary Shares of a nominal or par value of US$0.0005 each; and

ii. each authorised but unissued Class B Ordinary Share of a nominal or par value of US$0.005 each be subdivided into 10 Class B Ordinary Shares of a nominal or par value of US$0.0005 each,

(the “Share Capital Subdivision”);

Share Capital Cancellation

e. immediately following the Share Capital Subdivision, the authorised share capital of the Company be altered by the cancellation of such number of unissued Class A Ordinary Shares of a nominal or par value of US$0.0005 par value each and unissued Class B Ordinary Shares of a nominal or par value of US$0.0005 each that will result in the Company having an authorised share capital of US$50,000 divided into 90,000,000 Class A Ordinary Shares of a nominal or par value of US$0.0005 each and 10,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0005 each (the “Share Capital Cancellation”); and

Authorised Share Capital Confirmation

f. immediately following the Share Capital Reduction, the Share Capital Subdivision and Share Capital Cancellation, the authorised share capital of the Company shall be US$50,000 divided into 90,000,000 Class A Ordinary Shares of a nominal or par value of US$0.0005 each and 10,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0005 each,

(together, the “Share Capital Reduction and Reorganization Proposal”).

For	Against	Abstain
O	O	O

PROPOSAL 2: As a special resolution, subject to the approval and implementation of the Share Capital Reduction and Reorganization, that the Company adopt the second amended and restated memorandum and articles of association, in the form attached to the accompanying proxy statement as Exhibit A, in substitution for, and to the exclusion of, the Company’s existing first amended and restated memorandum and articles of association, to reflect the Share Capital Reduction and Reorganization which shall take effect on the date of registration of the solvency statement (made under section 14A of the Companies Act) and the minute as required by section 14B of the Companies Act (the “Second Amended M&A Proposal”).

For	Against	Abstain
O	O	O

PROPOSAL 3: As an ordinary resolution, subject to the approval and implementation of the Share Capital Reduction and Reorganization, that the Company increase its authorised share capital (the “Share Capital Increase”):

From: US$50,000 divided into 90,000,000 Class A Ordinary Shares of a nominal or par value of US$0.0005 each and 10,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0005 each;

To: US$5,000,000 divided into 9,000,000,000 Class A Ordinary Shares of a nominal or par value of US$0.0005 each and 1,000,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0005 each;

by creating an additional 8,910,000,000 Class A Ordinary Shares of a nominal or par value of US$0.0005 each and an additional 990,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0005 each,

(the “Share Capital Increase Proposal”).

For	Against	Abstain
O	O	O

PROPOSAL 4: As a special resolution, subject to the approval and implementation of the Share Capital Increase, that the Company adopt the third amended and restated memorandum and articles of association, in the form attached to the accompanying proxy statement as Exhibit B, in substitution for, and to the exclusion of, the Company’s second amended and restated memorandum and articles of association, to reflect the Share Capital Increase (the “Third Amended M&A Proposal”).

For	Against	Abstain
O	O	O

PROPOSAL 5: As an ordinary resolution, subject to the approval and implementation of the Share Capital Increase, to authorize the Company’s board of directors (the “Board of Directors”, “Board” or “Directors”) to effect a share consolidation of the Company’s authorised and issued share capital (the “Share Consolidation”), at a ratio of up to one-for-two hundred (1:200), but in any case at a ratio of not less than one-for-five (1:5) (the “Approved Consolidation Ratio”), at a date to be determined by the Board that is not more than one (1) year following the date of the 2026 Extraordinary Meeting, with the exact ratios to be set at a whole number within this range, as determined by the Board in its sole discretion, such that the number of authorised and issued Class A Ordinary Shares and Class B Ordinary Shares is decreased by the Approved Consolidation Ratio, with the par value per Class A Ordinary Share and Class B Ordinary Share increased by the Approved Consolidation Ratio and the authorised share capital of the Company being altered (assuming an Approved Consolidation Ratio of 1:200):

From: US$5,000,000 divided into 9,000,000,000 Class A Ordinary Shares of a nominal or par value of US$0.0005 each and 1,000,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0005 each;

To as low as: US$5,000,000 divided into 45,000,000 Class A Ordinary Shares of a nominal or par value of US$0.1 each and 5,000,000 Class B Ordinary Shares of a nominal or par value of US$0.1 each,

(the “Share Consolidation Proposal”).

For	Against	Abstain
O	O	O

PROPOSAL 6: As a special resolution, subject to the approval and implementation of the Share Consolidation, that the Company adopt the fourth amended and restated memorandum and articles of association, in the form attached to the accompanying proxy statement as Exhibit C, subject to adjustment solely in respect of the final Approved Consolidation Ratio to be determined by the Board of Directors, in substitution for, and to the exclusion of, the Company’s third amended and restated memorandum and articles of association, to reflect the Share Consolidation (the “Fourth Amended M&A Proposal”).

For	Against	Abstain
O	O	O

PROPOSAL 7: As an ordinary resolution, to adjourn the 2026 Extraordinary Meeting to a later date or dates (A) to the extent necessary or convenient to ensure that any required supplement or amendment to the notice of meeting is provided to Shareholders or (B) in order to solicit additional proxies from Shareholders in favour of one or more of the proposals at the 2026 Extraordinary Meeting (the “Adjournment Proposal”).

For	Against	Abstain
O	O	O

Please indicate if you intend to attend this meeting   ☐ YES    ☐ NO

Signature of Shareholder:

Date:

Name shares held in (Please print):	Account Number (if any):

No. of Shares Entitled to Vote:	Stock Certificate Number(s):

Note:	Please sign exactly as your name or names appear in the Company’s stock transfer books. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.

If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such.

If the signer is a partnership, please sign in partnership name by authorized person.

Please provide any change of address information in the spaces below in order that we may update our records:

Address:

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